UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated February 3, 2011
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated February 3, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: February 3, 2011	By:	/s/ “Alison T. Love”
Alison T. Love

2

NEWS RELEASE
Enbridge Reports 2010 Results: Another Strong Year
HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)
•	Fourth quarter earnings were $326 million; earnings for the full year were $963 million

•	Fourth quarter adjusted earnings were $0.64 per common share, or $238 million

•	Full year adjusted earnings were $2.66 per common share, a 13% increase

•	$6.5 billion of Liquids Pipelines and renewable energy projects brought into service during the year

•	In September 2010, Enbridge affiliate acquired US$700 million in gas gathering and processing assets

•	Additional $2.2 billion of regional oil sands projects secured during the year, bringing total to $2.6 billion under development

•	$400 million of additional investments in solar energy, Gulf of Mexico gas infrastructure and Quebec gas distribution recently announced

•	Guidance for 2011 adjusted earnings of $2.75 to $2.95 per common share

•	Quarterly dividend increased by 15% to $0.49 per common share effective March 1, 2011
CALGARY, ALBERTA — February 3, 2011 — “We are pleased to report strong financial results for the fourth quarter and for the full year 2010,” said Patrick D. Daniel, President and Chief Executive Officer. “For the fourth quarter, adjusted earnings totaled $238 million or $0.64 per common share. Our 2010 adjusted earnings per share increased 13% over 2009 to $2.66 per share, achieving the upper half of our guidance range for the year.”
“Our strong performance in 2010 builds on an exceptional year in 2009, and extends the Company’s performance record. Enbridge’s 2010 results were driven by strong performance across all of our business units, and reflected the positive impact of cash generated from new projects coming into service. Enbridge brought $6.5 billion of projects into service during 2010, including Alberta Clipper, the Southern Lights Pipeline, the North Dakota and Saskatchewan System expansions, and the Talbot Wind Energy and Sarnia Solar projects. Over the past three years, we’ve brought more than $12 billion in projects into service.”
Enbridge’s continued strong growth enabled the Company to announce a 15% increase in its common share dividend in December 2010.
“Few peers can match Enbridge’s track record of consistently increasing its dividend. Over the past ten years, we have delivered an average annual dividend increase of 11%,” said Mr. Daniel. “With our adjusted earnings per share growth rate anticipated to grow at an average rate of 10% through the middle of this decade, and with cash flow growing even more rapidly, we expect to be able to continue delivering exceptional dividend growth to our investors.”
Mr. Daniel noted that responding to incidents that occurred in 2010 on the Company’s liquids pipelines system remains a top priority.
“The incidents of the summer and early fall in Marshall, Michigan and Romeoville, Illinois were humbling for our Company and a test of our ability to respond not only to the clean-up of the oil spilled, but also to
Forward-Looking Information
This news release contains forward-looking information. Significant related assumptions and risk factors are described under the Forward-Looking Information section of this news release.

the individuals and communities affected by the spills, and to the transportation needs of our shippers who were affected by the prolonged shutdown of certain of our pipelines,” said Mr. Daniel. “Our efforts continue on all fronts.
“Enbridge’s comprehensive pipeline integrity program, and regulatory requirements to accelerate planned work on sections of Line 6B, continue to have impacts on the available capacity of our mainline system,” said Mr. Daniel. “We greatly appreciate the continued cooperation of our shippers as we complete this important work.”
Looking ahead to 2011, Mr. Daniel said that Enbridge will continue to focus on growth across all of its business segments, with key focus areas including the expansion of oil sands infrastructure, further developments in the Bakken and Three Forks formations, new green energy projects and opportunities for growth in its natural gas businesses.
“In 2010, Enbridge reinforced its strong presence in the oil sands by securing six new growth and expansion projects. We currently have secured a total of $2.6 billion in oil sands infrastructure projects that are expected to go into service between 2011 and 2014. Those projects include expansion of the Company’s Athabasca Pipeline to its maximum capacity of 570,000 barrels per day; expansion of the Waupisoo Pipeline; three new pipelines, the Woodland, Wood Buffalo and Norealis pipelines; and expansion of Enbridge’s Edmonton terminal facilities. Enbridge’s Regional Oil Sands System currently connects five producing oil sands projects and will have eight producing projects connected by 2014. As we continue to hear encouraging announcements of growth and investment in the oil sands, Enbridge is very well positioned to provide a wide range of flexible and cost effective transportation solutions to existing and new shippers.
The Bakken Formation also offers significant growth opportunities for Enbridge’s sponsored investments, Enbridge Income Fund and Enbridge Energy Partners.
“In the fourth quarter, the expansion of the Enbridge Saskatchewan System was substantially completed. This is the latest expansion project brought into service in a series of expansion projects Enbridge affiliates are undertaking in Saskatchewan and North Dakota. The next phase is the Bakken Expansion Program being constructed in North Datoka and Saskatchewan which is expected to come into service in early 2013 and will add approximately 145,000 barrels per day of incremental capacity and connection into the Enbridge Mainline,” said Mr. Daniel. “The Bakken and Three Forks formations represent an area of tremendous opportunity for both Enbridge Energy Partners and Enbridge Income Fund. We have extensive existing operations in the region, and strong producer support for the Bakken Expansion Program. We are well positioned to provide shippers with attractive transportation options for the continued production growth expected to come from this region.”
Enbridge’s Green Energy business also saw substantial expansion in 2010 and that momentum has continued in the new year.
“The commissioning of the 80-megawatt Sarnia Solar facility was a highlight of a year that saw Enbridge announce the 99-megawatt Greenwich Wind Energy Project in Ontario and mark its entry into the U.S. green energy market through securing the 250-megawatt Cedar Point Wind Energy Project in Colorado. We concluded 2010 with the substantial completion of the Talbot Wind Energy project, and earlier this week announced the acquisition of the Amherstburg and Tilbury solar projects, further expanding our solar portfolio and green energy interests in Ontario,” said Mr. Daniel. “Our Green Energy investments are an excellent fit with our reliable business model.”
In Enbridge’s Gas Pipelines, Processing and Energy Services segment, growth will continue to be driven by developments on the supply side and opportunities within the midstream sector.
“In 2010, we grew our Texas natural gas gathering and processing assets through the acquisition by Enbridge Energy Partners of US$700 million in assets located in the prolific Granite Wash area. We will continue to seek out similar opportunities to grow our transportation and midstream businesses, both organically and through acquisitions that fit with our business model,” said Mr. Daniel. “Our interests in the Alliance Pipeline also promise to deliver longer term returns by virtue of its proximity to shale plays in northeast B.C. and the Bakken, and its ability to transport liquids rich gas.
“In Offshore, the sanctioning by Chevron of the Jack-St. Malo project in October enables us to advance our Walker Ridge project, one of two secured projects, and we continue to pursue other opportunities in the ultradeep waters of the Gulf of Mexico,” said Mr. Daniel. “This week, we announced an expansion of the condensate processing capacity of our Venice, Louisiana facility. This expansion, which is expected to be in service in late 2013, carries similar favourable financial terms to those negotiated for our other recently announced investment in the Gulf Coast.”
“Enbridge has an exceptionally strong asset base, proven ability to secure new projects with attractive terms and a track record of on time, on budget execution. The safety and integrity of our operations remains our highest priority,” said Mr. Daniel. “Our positive financial results in 2010 reflect the collective efforts of our employees across the organization to achieve our vision of being the leading energy delivery company in North America and, in doing so, deliver superior results to our shareholders.”
RECENT DEVELOPMENTS
•	Enbridge announced on February 3, 2011 that it will invest $0.1 billion to acquire an additional 6.8% interest in Noverco from Laurentides Investissements (SAS), a subsidiary of GDF SUEZ, bringing its total interest in Noverco to 38.9%. Trencap, a partnership managed by the Caisse de Depot et Placement du Quebec, will acquire Laurentides Investissements’ remaining 10.8% interest in Noverco, following which Enbridge and Trencap will become the sole shareholders of Noverco. The transaction is expected to close later in the year once all regulatory approvals have been received. Noverco is a holding company that owns 71% of the Gaz Metro Limited Partnership (Gaz Metro) which owns gas distribution and gas pipelines assets in the province of Quebec and gas and electric power distribution and transmission assets in the State of Vermont.

•	On February 1, 2011, Enbridge announced agreements to acquire two new solar energy projects totaling 20 MW generating capacity from First Solar Inc. (First Solar) for $0.1 billion. The 5-MW Tilbury Solar Project, completed in December 2010, is located in Tilbury, Ontario. The Amherstburg II Solar Project, located in Amherstburg, Ontario, consists of two separate facilities that, together, total 15 MW. First Solar constructed (and, in the case of the Amherstburg II Solar Project, will construct) the projects for Enbridge under fixed price engineering, procurement and construction contracts. Construction is expected to begin in March 2011 and is expected to be complete in the third quarter of 2011. Enbridge will sell the facilities’ power output to the Ontario Power Authority pursuant to 20-year Power Purchase Agreements under the terms of the Ontario Government’s Renewable Energy Standard Offer Program.

•	On January 31, 2011, Enbridge announced plans for an estimated $0.2 billion expansion of the condensate processing capacity of its Venice, Louisiana facility within its offshore gas business. The expanded condensate processing capacity will be required to accommodate additional natural gas production from the recently sanctioned Olympus offshore oil and gas development. Natural gas production from Olympus will move to Enbridge’s onshore facility at Venice via Enbridge’s Mississippi Canyon offshore pipeline where it will be processed to separate and stabilize the condensate. The expansion, which will more than double the capacity of the facility to approximately 12,000 barrels of condensate per day, is expected to be in service in late 2013.

•	On December 16, 2010, the Company announced it will undertake an expansion of its Athabasca Pipeline to its full capacity to accommodate additional contractual commitments, including recent incremental shipping commitments by the Christina Lake Oilsands Project operated by Cenovus. This expansion will increase the capacity of the Athabasca Pipeline to its maximum capacity of approximately 570,000 bpd, depending on crude slate. Subject to regulatory approval, the estimated cost of this full expansion is approximately $0.4 billion. The expansion will be completed in stages, with full completion expected in early 2014. The Athabasca Pipeline transports crude oil from various oil sands projects to the mainline hub at Hardisty, Alberta.

CONSOLIDATED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009

Liquids Pipelines	117	141	512	445
Gas Distribution	60	74	155	186
Gas Pipelines, Processing and Energy Services	32	15	121	428
Sponsored Investments	56	38	137	141
Corporate	61	32	38	355

Earnings Applicable to Common Shareholders	326	300	963	1,555

Earnings per Common Share	0.87	0.81	2.60	4.27

Diluted Earnings per Common Share	0.86	0.80	2.57	4.25

Earnings applicable to common shareholders for the three months ended December 31, 2010 were $326 million, or $0.87 per common share, an increase of $26 million compared with $300 million, or $0.81 per common share, for the three months ended December 31, 2009. The increase was primarily attributable to higher Sponsored Investments earnings, including Alberta Clipper contributions and a dilution gain on reduced ownership in Enbridge Energy Partners, L.P. (EEP), as well as increased unrealized foreign exchange and derivative gains in Corporate. Offsetting these increases were lower contributions from Liquids Pipelines due in part to the elimination of annual performance metrics under the 2010 interim toll agreement, lower contributions from Gas Distribution due to higher operating costs and additional remediation costs on the Line 6B and 6A crude oil releases as discussed below.
Earnings applicable to common shareholders were $963 million, or $2.60 per common share, for the year ended December 31, 2010, compared with $1,555 million, or $4.27 per common share, for the year ended December 31, 2009. The Company’s earnings for 2010 included the positive impacts of projects coming into service in 2010, including the Alberta Clipper, Southern Lights Pipeline and the Sarnia Solar energy projects. Compared with 2009, earnings have increased further due to customer growth in Gas Distribution and improved contributions from green energy, partially offset by less favourable weather conditions in the Company’s gas distribution franchise areas. These operational improvements were overwhelmed by the absence of one-time favourable items experienced in 2009, including a $329 million gain on the disposal of Oleoducto Central S.A. (OCENSA) and unrealized derivative and intercompany foreign exchange gains.
Additionally, 2010 results were impacted by the Line 6B and Line 6A crude oil releases. In July and September of 2010, crude oil releases occurred on Line 6B and Line 6A, respectively, of EEP’s Lakehead System. In responding to these incidents, EEP incurred costs related to emergency response, environmental remediation, clean-up activities and related inspection costs, as well as costs to compensate individuals and communities impacted by the spills. Earnings for the year ended December 31, 2010 reflected the Company’s share of EEP’s costs, before insurance recoveries and excluding fines and penalties, of $103 million related to these incidents. Enbridge’s share of lost revenue associated with downtime on both Line 6B and 6A of $3 million further contributed to the year-over-year decrease in earnings. Apart from lost revenues, which is non recoverable as EEP does not maintain insurance coverage for interruption of operations except for water crossings, it is anticipated that substantially all of the costs, excluding fines and penalties, incurred from the leaks will ultimately be recoverable under the Company’s existing insurance policies.

Non-GAAP Measures
This news release contains references to adjusted earnings/(loss), which represent earnings or loss applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the financial results sections for the affected business segments. Management believes that the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have standardized meanings prescribed by Canadian GAAP and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations section on page 11 for a reconciliation of the GAAP and non-GAAP measures.
ADJUSTED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009

Liquids Pipelines	117	141	512	454
Gas Distribution	54	60	167	154
Gas Pipelines, Processing and Energy Services	31	22	123	116
Sponsored Investments	48	39	209	151
Corporate	(12)	(23)	(27)	(20)

Adjusted Earnings[1]	238	239	984	855

Adjusted Earnings per Common Share[1]	0.64	0.64	2.66	2.35

[1]	Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by generally accepted accounting principles. For more information on non-GAAP measures see page 11.
Adjusted earnings were $238 million, or $0.64 per common share, for the three months ended December 31, 2010, compared with $239 million, or $0.64 per common share, for the three months ended December 31, 2009. Positive contributors in the quarter included Gas Pipelines, Processing and Energy Services whose Aux Sable and Energy Services businesses benefited from favourable margins in the period and who also incurred lower business development costs compared with the fourth quarter of 2009. Adjusted earnings from Sponsored Investments increased due to contributions from Alberta Clipper, both through EEP and Enbridge Energy, L.P. (EELP), and the acquisition of gas gathering assets in the fourth quarter of 2010. Partially offsetting these items are lower adjusted earnings from Liquids Pipelines due primarily to the 2010 interim toll agreement no longer including annual performance metrics, higher business development costs and higher taxes. Gas Distribution also incurred higher operating costs, depreciation and taxes in the fourth quarter of 2010 compared with the same period of 2009.
Adjusted earnings were $984 million, or $2.66 per common share, for the year ended December 31, 2010, compared with $855 million, or $2.35 per common share, for the year ended December 31, 2009. The increase in adjusted earnings primarily reflected contributions from projects coming into service, including the Alberta Clipper Project, the Southern Lights Pipeline and the Sarnia Solar Project, as well as strong performance from the Company’s existing liquids and natural gas assets. The Company also realized improved adjusted earnings from Gas Distribution due to customer growth and favourable operating performance. Sponsored Investments further contributed to year-over-year increases in adjusted earnings, benefiting from EEP contributions and its expansions and acquisition completed in 2010.

LIQUIDS PIPELINES

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2010	2009	2010	2009

Enbridge System	84	92	327	295
Enbridge Regional Oil Sands System	15	20	73	72
Southern Lights Pipeline	20	14	82	58
Spearhead Pipeline	6	6	29	17
Feeder Pipelines and Other	(8)	9	1	12

Adjusted Earnings	117	141	512	454

Enbridge Regional Oil Sands System — leak remediation costs	—	—	—	(9)

Earnings	117	141	512	445

While under construction, certain regulated pipelines are entitled to recognize allowance for equity funds used during construction (AEDC) in earnings, which will be collected in tolls once the pipelines are in service. The earnings impact of AEDC for the three months ended December 31, 2010 was $1 million (2009 — $25 million) for Enbridge System. There was no earnings impact of AEDC for Southern Lights Pipeline for the three months ended December 31, 2010 compared with $11 million for the fourth quarter of 2009. The earnings impact of AEDC for the year ended December 31, 2010 was $29 million (2009 — $74 million) for Enbridge System and $32 million (2009 — $44 million) for Southern Lights Pipeline.
•	The increase in full year Enbridge System earnings resulted from a higher Alberta Clipper capital base and related earnings contribution consistent with its April 1, 2010 in service date and favourable operating performance, partially offset by higher taxes in the Terrace component. The fourth quarter decline relates to a change in the quarterly pattern of earnings under the interim toll arrangement in place during 2010 relative to the Incentive Tolling Settlement, which applied to 2009 and under which the majority of the performance metrics incentives benefits were not recognized until the fourth quarter.

•	Enbridge Regional Oil Sands System full year adjusted earnings reflected higher volumes, increased tolls on certain laterals and the continued positive impact of terminal infrastructure additions, partially offset by higher operating costs and income taxes, particularly in the fourth quarter.

•	The higher Southern Lights Pipeline earnings contribution for the full year and the fourth quarter resulted from a higher capital base consistent with its July 1, 2010 in service date.

•	Spearhead Pipeline earnings for the full year increased due to increased volumes resulting from the expansion completed in May 2009, the recognition of make-up rights which expired in the year, as well as lower operating costs.

•	The decrease in adjusted earnings for Feeder Pipelines and Other is due to a number of small factors including a decrease in earnings from Toledo Pipeline due to the Line 6B shutdown, a decrease in earnings from Olympic Pipeline, as well as an increase in business development costs.
Liquids Pipelines earnings were impacted by the following non-recurring or non-operating adjusting items:
•	A $9 million after-tax expense resulting from clean up and remediation costs related to a valve leak within the Enbridge Cheecham Terminal on the Enbridge Regional Oil Sands System in January 2009, which is not indicative of the expected future performance of this asset.

GAS DISTRIBUTION

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2010	2009	2010	2009

Enbridge Gas Distribution (EGD)	46	53	135	129
Other Gas Distribution and Storage	8	7	32	25

Adjusted Earnings	54	60	167	154

EGD — colder/(warmer) than normal weather	6	3	(12)	17
EGD — impact of tax rate changes	—	21	—	21
EGD — interest income on GST refund	—	—	—	7
Other Gas Distribution and Storage — asset impairment loss	—	(10)	—	(10)
Other Gas Distribution and Storage — adoption of new accounting standard	—	—	—	(3)

Earnings	60	74	155	186

•	The full year increase in EGD adjusted earnings was primarily the result of continued favourable performance under Incentive Regulation (IR), reflecting customer growth, higher distribution charges and lower taxes, partially offset by higher depreciation expense. EGD’s decreased adjusted earnings for the fourth quarter of 2010 was primarily due to higher income taxes, operating costs and depreciation, partially offset by lower interest expense.

•	The increase in Other Gas Distribution and Storage adjusted earnings reflected an increased contribution from Enbridge’s Ontario unregulated gas storage business and from franchise growth at Enbridge Gas New Brunswick.
Gas Distribution earnings were impacted by the following non-recurring or non-operating adjusting items:
•	EGD earnings are adjusted to reflect the impact of weather.

•	In 2009, earnings from EGD reflected the impact of favourable tax rate changes.

•	Earnings from EGD for 2009 included interest income of $7 million related to the recovery of excess GST remitted to Canada Revenue Agency.

•	Other Gas Distribution and Storage earnings for 2009 reflected a $10 million asset impairment loss, which included goodwill.

•	Other Gas Distribution and Storage earnings reflected the write-off of $3 million in deferred development costs as a result of adopting a change in accounting standard, effective January 1, 2009.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2010	2009	2010	2009

Enbridge Offshore Pipelines (Offshore)	2	10	23	29
Alliance Pipeline US	6	7	25	27
Vector Pipeline	4	4	15	16
Aux Sable	10	4	37	26
Energy Services	6	—	20	29
Other	3	(3)	3	(11)

Adjusted Earnings	31	22	123	116

Offshore — property insurance recoveries from hurricanes	—	3	2	4
Aux Sable — unrealized derivative fair value gains/(losses)	2	(25)	7	(36)
Aux Sable — loan forgiveness	—	7	—	7
Energy Services — unrealized derivative fair value gains/(losses)	(1)	6	(12)	3
Energy Services — Lehman and SemGroup credit recovery	—	1	1	1
Other — gain on sale of investments	—	—	—	329
Other — impact of tax rate changes	—	1	—	4

Earnings	32	15	121	428

•	Offshore adjusted earnings decreased for both the three months and year ended December 31, 2010 due to higher operating and administrative costs including insurance premiums and depreciation expense. Also, the Company experienced volume declines due to the slower regulatory permitting process and the temporary suspension of deep water drilling. Adjusted earnings for 2009 also included insurance proceeds collected during the second and fourth quarters related to business interruption lost revenues and operating expenses associated with a hurricane in 2008.

•	Aux Sable adjusted earnings increased in both the fourth quarter and full year due to enhanced plant performance and stronger fractionation margins.

•	Favourable fourth quarter 2010 adjusted earnings from Energy Services reflected stronger margins captured on storage and transportation contracts in both its liquids and gas marketing units. For the full year, the decrease in adjusted earnings resulted from reduced volume and margin opportunities in liquids marketing.

•	Other primarily reflected positive contributions from the Sarnia Solar Project as well as reduced business development costs.
Gas Pipelines, Processing and Energy Services earnings were impacted by the following non-recurring or non-operating adjusting items:
•	Offshore earnings included insurance proceeds related to the replacement of damaged infrastructure as a result of a 2008 hurricane.

•	Aux Sable earnings for each period reflected unrealized fair value changes on derivative financial instruments related to the Company’s forward gas processing risk management position.

•	Aux Sable earnings for the three months and year ended December 31, 2009 reflected a $7 million gain from a loan forgiveness related to a negotiated settlement with a counterparty in bankruptcy proceedings.

•	Energy Services earnings for each period reflected unrealized fair value gains and losses related to the revaluation of inventory and the revaluation of financial derivatives used to risk manage the profitability of forward transportation and storage transactions.

•	Energy Services earnings for the year ended December 31, 2008 included a write-off as a result of bankruptcies by SemGroup and Lehman Brothers. In 2009, $1 million was recovered from SemGroup and in 2010 the Company received a partial recovery of $1 million from the sale of its receivable from Lehman Brothers.
•	In March 2009, the Company sold its investment in OCENSA, a crude oil export pipeline in Colombia, for proceeds of $512 million, resulting in a gain of $329 million.
•	Other earnings for 2009 reflected the impact of $4 million in favourable tax rate changes.
SPONSORED INVESTMENTS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2010	2009	2010	2009
Enbridge Energy Partners (EEP)	27	22	122	99
Enbridge Energy, L.P. — Alberta Clipper US (EELP)	10	6	42	7
Enbridge Income Fund (EIF)	11	11	45	45

Adjusted Earnings	48	39	209	151

EEP — leak remediation costs and lost revenue	(21)	—	(106)	—
EEP — unrealized derivative fair value losses	(3)	(2)	(1)	(2)
EEP — Lakehead System billing correction	—	1	1	4
EEP — dilution gain on Class A unit issuance	32	—	36	—
EEP — asset impairment loss	—	—	(2)	(12)

Earnings	56	38	137	141

•	After adjusting EEP earnings for non-recurring or non-operating items, including the impact of the Line 6B and 6A crude oil releases, EEP adjusted earnings increased due to strong results from its liquids business as well as higher general partner incentive income. The liquids improvement was generated largely from new infrastructure, related higher delivered volumes and increased average transportation rates.

•	Earnings from EELP represent the Company’s earnings from its investment in a series of equity within EELP which owns the United States segment of Alberta Clipper. Increased earnings contribution in both the quarter and full year reflect a higher capital base and associated return. Earnings were attributable to AEDC recognized while the project was under construction as well as tolls since Alberta Clipper went into service on April 1, 2010.

•	Earnings from EIF primarily reflected stable contributions from Alliance Canada and growth attributable to Phase II of the Saskatchewan System Capacity Expansion which was substantially completed in December 2010, offset by increased corporate costs related to its corporate restructuring completed in December 2010.
Sponsored Investments earnings were impacted by several non-recurring or non-operating adjusting items:
•	Year-to-date earnings from EEP included a charge of $103 million (net to Enbridge) related to estimated costs, before insurance recoveries, associated with the Line 6B and 6A crude oil releases, as well as a charge of $3 million (net to Enbridge) related to period lost revenue as a result of the leaks. These charges are not indicative of the future performance of this asset.

•	Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.

•	Earnings from EEP included a Lakehead System billing correction (net to Enbridge) related to services provided in prior periods.

•	EEP earnings were favourably impacted by a dilution gain because Enbridge did not participate in EEP’s Class A unit offerings.

•	EEP earnings for 2010 and 2009 included asset impairment losses related to the write-down of certain assets.

CORPORATE

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2010	2009	2010	2009
Noverco	8	9	21	19
Corporate	(20)	(32)	(48)	(39)

Adjusted Loss	(12)	(23)	(27)	(20)

Noverco — impact of tax rate changes	—	6	—	6
Corporate — unrealized derivative fair value gains	48	33	25	207
Corporate — unrealized foreign exchange gains on translation of intercompany balances, net	25	15	40	133
Corporate — gain on sale of investment in NetThruPut (NTP)	—	—	—	25
Corporate — impact of tax rate changes	—	1	—	4

Earnings	61	32	38	355

•	Fourth quarter adjusted loss improved primarily due to favourable income tax recoveries and higher business unit financing recoveries.

•	The full year Corporate adjusted loss increased due to higher financing costs and lower foreign exchange gains, partially offset by favourable corporate income tax recoveries.
Corporate costs were impacted by the following non-recurring or non-operating adjusting items:
•	Noverco earnings for 2009 included a $6 million benefit related to favourable tax rate changes.

•	Earnings for each period included the change in the unrealized fair value gains of derivative financial instruments related to forward foreign exchange risk management positions.

•	Earnings included net unrealized foreign exchange gains on the translation of foreign-denominated intercompany balances.

•	In May 2009, the Company sold its investment in NTP, an internet-based crude oil trading and clearing platform, for proceeds of $32 million, resulting in a gain of $25 million.

•	Earnings for the year ended December 31, 2009 included a $4 million benefit related to favourable tax rate changes.

NON-GAAP RECONCILIATIONS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2010	2009	2010	2009

GAAP earnings as reported	326	300	963	1,555
Significant after-tax non-recurring or non-operating factors and variances:
Liquids Pipelines
Enbridge Regional Oil Sands System — leak remediation costs	—	—	—	9
Gas Distribution
EGD — warmer/(colder) than normal weather	(6)	(3)	12	(17)
EGD — impact of tax rate changes	—	(21)	—	(21)
EGD — interest income on GST refund	—	—	—	(7)
Other Gas Distribution and Storage — asset impairment loss	—	10	—	10
Other Gas Distribution and Storage — adoption of new accounting standard	—	—	—	3
Gas Pipelines, Processing and Energy Services
Offshore — property insurance recovery from hurricanes	—	(3)	(2)	(4)
Aux Sable — unrealized derivative fair value (gains)/losses	(2)	25	(7)	36
Aux Sable — loan forgiveness	—	(7)	—	(7)
Energy Services — unrealized derivative fair value (gains)/losses	1	(6)	12	(3)
Energy Services — Lehman and SemGroup credit recovery	—	(1)	(1)	(1)
Other — gain on sale of investments	—	—	—	(329)
Other — impact of tax rate changes	—	(1)	—	(4)
Sponsored Investments
EEP — leak remediation costs and lost revenue	21	—	106	—
EEP — unrealized derivative fair value losses	3	2	1	2
EEP — Lakehead System billing correction	—	(1)	(1)	(4)
EEP — dilution gain on Class A unit issuance	(32)	—	(36)	—
EEP — asset impairment loss	—	—	2	12
Corporate
Noverco — impact of tax rate changes	—	(6)	—	(6)
Corporate — unrealized derivative fair value gains	(48)	(33)	(25)	(207)
Corporate — unrealized foreign exchange gains on translation of intercompany balances, net	(25)	(15)	(40)	(133)
Corporate — gain on sale of investment in NTP	—	—	—	(25)
Corporate — impact of tax rate changes	—	(1)	—	(4)

Adjusted Earnings	238	239	984	855

CONFERENCE CALL
Enbridge will hold a conference call on Thursday, February 3, 2011 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the 2010 annual results. Analysts, members of the media and other interested parties can access the call at 617-213-8837 or toll-free at 1-866-700-7101 using the access code of 50707710. The call will be audio webcast live at www.enbridge.com/investor. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay at toll-free 1-888-286-8010 or 617-801-6888 (access code 37080369) will be available until February 10, 2011.
The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.
The audited Consolidated Financial Statements, Management’s Discussion and Analysis and Annual Information Form, which contain additional notes and disclosures, will be filed with securities regulators and available on the Enbridge website on or about February 22, 2011.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com
Forward-Looking Information
Forward-looking information, or forward-looking statements, have been included in this news release to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate’’, ’ “expect’’, “project’’, “ estimate ’’, “ forecast ’’, “plan’’, “intend’’, “target’’, “believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings or adjusted earnings; expected earnings or adjusted earnings per share; expected costs related to projects under construction; expected in-service dates for projects under construction; expected tariffs for pipelines; expected capital expenditures; estimated future dividends; and expected costs related to leak remediation and potential insurance recoveries.
Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange, inflation and interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer project approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas and natural gas liquids, and the prices of these commodities, are material to and underlay all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services.
Similarly, exchange, inflation and interest rates impact the economies and business environments in which the Company operates, may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings or adjusted earnings and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service dates, and expected capital expenditures include: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.
Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:
Media	Investment Community
Jennifer Varey	Guy Jarvis
(403) 508-6563 or Toll Free: 1-888-992-0887	(403) 231-5719
Email: jennifer.varey@enbridge.com	Email: guy.jarvis@enbridge.com

HIGHLIGHTS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009

Earnings Applicable to Common Shareholders
Liquids Pipelines	117	141	512	445
Gas Distribution	60	74	155	186
Gas Pipelines, Processing and Energy Services	32	15	121	428
Sponsored Investments	56	38	137	141
Corporate	61	32	38	355

	326	300	963	1,555
Earnings per Common Share	0.87	0.81	2.60	4.27
Diluted Earnings per Common Share	0.86	0.80	2.57	4.25

Adjusted Earnings[1]
Liquids Pipelines	117	141	512	454
Gas Distribution	54	60	167	154
Gas Pipelines, Processing and Energy Services	31	22	123	116
Sponsored Investments	48	39	209	151
Corporate	(12)	(23)	(27)	(20)

	238	239	984	855
Adjusted Earnings per Common Share	0.64	0.64	2.66	2.35

Cash Flow Data
Cash provided by operating activities	375	182	1,851	2,017
Cash used in investing activities	(746)	(1,162)	(2,674)	(3,306)
Cash provided by financing activities	152	912	749	1,109

Dividends
Common Share Dividends Declared	163	139	648	555
Dividends Paid per Common Share	0.425	0.37	1.70	1.48

Shares Outstanding (millions)
Weighted average common shares outstanding	373	371	370	364
Diluted weighted average common shares outstanding	378	374	374	366

Operating Data
Liquids Pipelines — Average Deliveries (thousands of barrels per day)
Enbridge System [2]	2,234	2,132	2,168	2,054
Enbridge Regional Oil Sands System [3]	327	250	291	259
Spearhead Pipeline	159	129	144	121
Olympic Pipeline	282	289	276	280
Gas Distribution — Enbridge Gas Distribution
Volumes (billions of cubic feet)	129	122	393	408
Number of active customers (thousands)[4]	1,981	1,937	1,981	1,937
Heating degree days [5]
Actual	1,315	1,267	3,466	3,767
Forecast based on normal weather	1,210	1,198	3,546	3,514
Gas Pipelines, Processing and Energy Services - Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,588	1,569	1,600	1,601
Vector Pipeline	1,623	1,364	1,456	1,334
Enbridge Offshore Pipelines	1,899	2,061	1,962	2,037

1.	Adjusted earnings represent earnings applicable to common shareholders adjusted for non-recurring or non-operating factors. Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

2.	Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the United States border as well as Line 8 and Line 9 in Eastern Canada.

3.	Volumes are for the Athabasca mainline and Waupisoo Pipeline and exclude laterals on the Enbridge Regional Oil Sands System.

4.	Number of active customers is the number of natural gas consuming Enbridge Gas Distribution customers at the end of the period.

5.	Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in Enbridge Gas Distribution’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009

Revenues
Commodity sales	3,280	2,491	11,990	9,720
Transportation and other services	863	696	3,137	2,746

	4,143	3,187	15,127	12,466

Expenses
Commodity costs	3,070	2,290	11,291	9,011
Operating and administrative	417	388	1,466	1,430
Depreciation and amortization	252	202	864	764

	3,739	2,880	13,621	11,205

	404	307	1,506	1,261
Income from Equity Investments	16	60	38	198
Other Income	197	135	374	678
Interest Expense	(179)	(166)	(687)	(597)
Gain on Sale of Investments	—	—	—	365

	438	336	1,231	1,905
Non-Controlling Interests	(12)	(8)	(10)	(37)

	426	328	1,221	1,868
Income Taxes	(98)	(26)	(251)	(306)

Earnings	328	302	970	1,562
Preferred Share Dividends	(2)	(2)	(7)	(7)

Earnings Applicable to Common Shareholders	326	300	963	1,555

Earnings per Common Share	0.87	0.81	2.60	4.27

Diluted Earnings per Common Share	0.86	0.80	2.57	4.25

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2010	2009	2010	2009

Earnings	328	302	970	1,562
Other Comprehensive Income/(Loss)
Change in unrealized gain/(loss) on cash flow hedges, net of tax	53	68	(113)	(54)
Change in unrealized gain on net investment hedges, net of tax	48	15	51	151
Reclassification to earnings of realized cash flow hedges, net of tax	1	4	(25)	114
Reclassification to earnings of unrealized cash flow hedges, net of tax	—	—	—	(20)
Other comprehensive income/(loss) from equity investees, net of tax	13	2	(11)	(24)
Non-controlling interests in other comprehensive income	9	4	33	72
Change in foreign currency translation adjustment	(190)	(123)	(274)	(815)

Other Comprehensive Loss	(66)	(30)	(339)	(576)

Comprehensive Income	262	272	631	986

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited; millions of Canadian dollars, except per share amounts)
Year ended December 31,	2010	2009

Preferred Shares	125	125

Common Shares
Balance at beginning of year	3,379	3,194
Common shares issued	—	4
Dividend reinvestment and share purchase plan	224	143
Shares issued on exercise of stock options	80	38

Balance at End of Year	3,683	3,379

Contributed Surplus
Balance at beginning of year	54	38
Stock-based compensation	13	19
Options exercised	(8)	(3)

Balance at End of Year	59	54

Retained Earnings
Balance at beginning of year	4,400	3,383
Earnings applicable to common shareholders	963	1,555
Common share dividends declared	(648)	(555)
Dividends paid to reciprocal shareholder	19	17

Balance at End of Year	4,734	4,400

Accumulated Other Comprehensive Income/(Loss)
Balance at beginning of year	(543)	33
Other comprehensive loss	(339)	(576)

Balance at End of Year	(882)	(543)

Reciprocal Shareholding	(154)	(154)

Total Shareholders’ Equity	7,565	7,261

Dividends Paid per Common Share	1.70	1.48

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2010	2009	2010	2009

Operating Activities
Earnings	328	302	970	1,562
Depreciation and amortization	252	202	864	764
Unrealized gains on derivative instruments	(66)	(2)	(10)	(204)
Allowance for equity funds used during construction	(1)	(41)	(80)	(135)
Cash distributions in excess of/(less than) equity earnings	62	(10)	214	(9)
Gain on reduction of ownership interest	(73)	—	(81)	—
Gain on sale of investments	—	—	—	(365)
Future income taxes	117	107	238	218
Goodwill and asset impairment losses	—	11	—	11
Non-controlling interests	12	8	10	37
Other	(12)	(15)	(11)	(105)
Changes in operating assets and liabilities	(244)	(380)	(263)	243

	375	182	1,851	2,017

Investing Activities
Additions to property, plant and equipment	(794)	(944)	(2,357)	(3,225)
Additions to intangible assets	(12)	(42)	(50)	(95)
Change in construction payable	105	(74)	27	(110)
Long-term investments	(17)	(135)	(121)	(359)
Affiliate loans, net	1	33	(80)	(145)
Acquisitions	(52)	—	(116)	—
Proceeds on sale of investments	23	—	23	535
Sale of property, plant and equipment	—	—	—	87
Settlement of hedges	—	—	—	6

	(746)	(1,162)	(2,674)	(3,306)

Financing Activities
Net change in short-term borrowings	(108)	155	(182)	(366)
Net change in commercial paper and credit facility draws	47	408	(347)	736
Debenture and term note issues	500	500	2,300	1,500
Debenture and term note repayments	(150)	(200)	(600)	(616)
Net change in Southern Lights project financing	(8)	153	14	343
Non-recourse debt issues	—	60	5	60
Non-recourse debt repayments	(35)	(79)	(73)	(130)
Distributions to non-controlling interests, net	5	2	(1)	(33)
Common shares issued	13	17	66	36
Preferred share dividends	(2)	(2)	(7)	(7)
Common share dividends	(110)	(102)	(426)	(414)

	152	912	749	1,109

Effect of translation of foreign denominated cash and cash equivalents	(9)	(10)	(11)	(35)

Decrease in Cash and Cash Equivalents	(228)	(78)	(85)	(215)
Cash and Cash Equivalents at Beginning of Year	470	405	327	542

Cash and Cash Equivalents at End of Year	242	327	242	327

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)
December 31,	2010	2009

Assets
Current Assets
Cash and cash equivalents	242	327
Accounts receivable and other	2,706	2,484
Inventory	813	784

	3,761	3,595
Property, Plant and Equipment, net	20,332	18,850
Long-Term Investments	2,198	2,312
Deferred Amounts and Other Assets	2,886	2,425
Intangible Assets	478	488
Goodwill	385	372
Future Income Taxes	80	127

	30,120	28,169

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	326	508
Accounts payable and other	2,688	2,463
Interest payable	117	104
Current maturities of long-term debt	154	601
Current maturities of non-recourse long-term debt	70	113

	3,355	3,789
Long-Term Debt	13,561	11,866
Non-Recourse Long-Term Debt	1,061	1,108
Other Long-Term Liabilities	1,473	1,207
Future Income Taxes	2,447	2,211

	21,897	20,181

Non-Controlling Interests	658	727
Shareholders’ Equity
Share capital
Preferred shares	125	125
Common shares	3,683	3,379
Contributed surplus	59	54
Retained earnings	4,734	4,400
Accumulated other comprehensive loss	(882)	(543)
Reciprocal shareholding	(154)	(154)

	7,565	7,261

	30,120	28,169

SEGMENTED INFORMATION
Three months ended December 31, 2010

			Gas Pipelines,
	Liquids	Gas	Processing and	Sponsored
(unaudited; millions of Canadian dollars)	Pipelines	Distribution	Energy Services	Investments	Corporate	Consolidated

Revenues	478	789	2,789	87	—	4,143
Commodity costs	—	(452)	(2,618)	—	—	(3,070)
Operating and administrative	(172)	(131)	(58)	(34)	(22)	(417)
Depreciation and amortization	(105)	(79)	(42)	(24)	(2)	(252)

	201	127	71	29	(24)	404
Income from equity investments	—	—	—	12	4	16
Other investment income/(expense) and gain on sale of investments	7	(4)	6	79	109	197
Interest and preferred share dividends	(60)	(42)	(29)	(17)	(33)	(181)
Non-controlling interest	—	—	—	(12)	—	(12)
Income taxes	(31)	(21)	(16)	(35)	5	(98)

Earnings applicable to common shareholders	117	60	32	56	61	326

Three months ended December 31, 2009

			Gas Pipelines,
	Liquids	Gas	Processing and	Sponsored
(unaudited; millions of Canadian dollars)	Pipelines	Distribution	Energy Services	Investments	Corporate	Consolidated

Revenues	360	795	1,950	82	—	3,187
Commodity costs	—	(453)	(1,838)	—	1	(2,290)
Operating and administrative	(142)	(135)	(65)	(32)	(14)	(388)
Depreciation and amortization	(61)	(83)	(33)	(23)	(2)	(202)

	157	124	14	27	(15)	307
Income from equity investments	—	—	—	48	12	60
Other investment income/(expense) and gain on sale of investments	48	(9)	14	3	79	135
Interest and preferred share dividends	(37)	(57)	(15)	(13)	(46)	(168)
Non-controlling interests	(1)	(2)	—	(5)	—	(8)
Income taxes	(26)	18	2	(22)	2	(26)

Earnings applicable to common shareholders	141	74	15	38	32	300

Year ended December 31, 2010

			Gas Pipelines,
	Liquids	Gas	Processing and	Sponsored
(unaudited; millions of Canadian dollars)	Pipelines	Distribution	Energy Services	Investments	Corporate	Consolidated

Revenues	1,672	2,611	10,518	326	—	15,127
Commodity costs	—	(1,384)	(9,907)	—	—	(11,291)
Operating and administrative	(603)	(497)	(215)	(120)	(31)	(1,466)
Depreciation and amortization	(312)	(310)	(144)	(88)	(10)	(864)

	757	420	252	118	(41)	1,506
Income from equity investments	—	—	—	32	6	38
Other investment income/(expense) and gain on sale of investments	115	(17)	30	114	132	374
Interest and preferred share dividends	(223)	(179)	(96)	(58)	(138)	(694)
Non-controlling interest	(2)	(5)	—	(3)	—	(10)
Income taxes	(135)	(64)	(65)	(66)	79	(251)

Earnings applicable to common shareholders	512	155	121	137	38	963

Additions to property, plant and equipment	765	387	1,153	132	—	2,437

Year ended December 31, 2009

			Gas Pipelines,
	Liquids	Gas	Processing and	Sponsored
(unaudited; millions of Canadian dollars)	Pipelines	Distribution	Energy Services	Investments	Corporate	Consolidated

Revenues	1,333	2,992	7,823	313	5	12,466
Commodity costs	—	(1,757)	(7,254)	—	—	(9,011)
Operating and administrative	(565)	(495)	(226)	(113)	(31)	(1,430)
Depreciation and amortization	(230)	(298)	(140)	(88)	(8)	(764)

	538	442	203	112	(34)	1,261
Income from equity investments	—	—	—	188	10	198
Other investment income/(expense) and gain on sale of investments	161	(12)	366	13	515	1,043
Interest and preferred share dividends	(144)	(188)	(87)	(56)	(129)	(604)
Non-controlling interests	(2)	(6)	—	(28)	(1)	(37)
Income taxes	(108)	(50)	(54)	(88)	(6)	(306)

Earnings applicable to common shareholders	445	186	428	141	355	1,555

Additions to property, plant and equipment	2,662	326	321	41	10	3,360